FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of August 2007

RadView Software Ltd.
(Translation of Registrant’s Name into English)

14 Hamelacha St., Rosh-Haayin, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (NO. 333-67086, 333-101321, 333-99237, 333-138719), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s notice of meeting and proxy statement for the annual general meeting of shareholders to be held on October 9, 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RadView Software Ltd. (Registrant) By: /s/ Eli Sofer —————————————— Eli Sofer Chief Financial Officer Dated: August 27, 2007

A - 2

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

Dear Shareholder:

        You are cordially invited to attend the Annual and Special Meeting of Shareholders (the “Annual Meeting”) of RadView Software Ltd. (the “Company”) to be held at 3:00 p.m. on October 9, 2007 at the offices of RadView Software Ltd.

        At the Annual Meeting, you will be asked:

1.	TO elect Hadas Gazit Kaiser to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on October 9, 2007;

2.	TO re-elect Jaron Lotan, Ilan Kinreich, Shai Beilis, Yochai Hacohen and Eli Blatt to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting;

3.	TO ratify and approve compensation arrangements to certain members of the Board of Directors including an employee director, as described in the Proxy Statement;

4.	TO ratify and approve the increase in the number of authorized ordinary shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement;

5.	TO ratify and approve the grant of certain options and warrants to acquire preferred shares to the Fortissimo Entities (controlling shareholders affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement;

6.	TO ratify and approve the increase in the number of authorized preferred shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement;

7.	TO ratify and approve the sublease arrangement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

8.	TO ratify and approve the amendment to the Management Services Agreement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

9.	TO ratify and approve the increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan, as described in the Proxy statement;

10.	TO ratify and approve the amendment of the indemnification agreements with the directors and officers of the Company to extend the term of such agreements by an additional two (2) years, to seven (7) years from the conclusion of services as directors and officers of the Company, as described in the Proxy Statement;

11.	TO ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2007;

12.	TO receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006; and

13.	TO consider and act upon any matters incidental to the foregoing and any other matters that may properly come before the meeting or any adjournment or adjournments thereof.

        The Board of Directors recommends the approval of each of these proposals. The matters contained in Proposals 5, 7 and 8 will only be brought to the shareholders for a vote if prior thereto the Company’s Audit Committee and afterwards the Board of Directors approve such proposals.

        Further details of these matters to be considered at the Annual Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours and on the Company’s website: www.radview.com. To contact the Company, please call (972) 3 915-7060 in Israel. The Company’s Financial Statements for the year ended December 31, 2006 were included in the Company’s annual report on Form 20-F, filed with the US Securities and Exchange Commission (“SEC”) on June 28, 2007 and appearing on the SEC’s website at www.sec.gov.

        We hope that you will be able to attend the Annual Meeting. Whether or not you plan to attend the Annual Meeting, it is important that your shares are represented. Therefore, please complete, date, sign and return the enclosed proxy card in the enclosed envelope, which requires no postage. This will ensure your proper representation at the Annual Meeting. If you attend the Annual Meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

Sincerely, /s/ Jaron Lotan —————————————— Jaron Lotan Chairman of the Board of Directors

Rosh Ha'Ain, Israel
August 27, 2007

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR PROXY PROMPTLY.

RADVIEW SOFTWARE LTD.
14 HAMELACHA STREET, PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD OCTOBER 9, 2007

        NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Annual Meeting”) of RadView Software Ltd., will be held on October 9, 2007 at 3:00 p.m. at the offices of RadView Software Ltd., 14 Hamelcha Street, Park Afek, Rosh Ha’Ain 48091 Israel, to consider and act upon the following matters:

1.	TO elect Hadas Gazit Kaiser to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on October 9, 2007;

2.	TO re-elect Jaron Lotan, Ilan Kinreich, Shai Beilis, Yochai Hacohen and Eli Blatt to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting;

3.	TO ratify and approve compensation arrangements to certain members of the Board of Directors including an employee director, as described in the Proxy Statement;

4.	TO ratify and approve the increase in the number of authorized ordinary shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement;

5.	TO ratify and approve the grant of certain options and warrants to acquire preferred shares to the Fortissimo Entities (controlling shareholders affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement;

6.	TO ratify and approve the increase in the number of authorized preferred shares of the Company and to amend the Articles of Association and Memorandum of Association of the Company accordingly, as described in the Proxy Statement;

7.	TO ratify and approve the sublease arrangement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

8.	TO ratify and approve the amendment to the Management Services Agreement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in the Proxy Statement.

9.	TO ratify and approve the increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan, as described in the Proxy statement;

10.	TO ratify and approve the amendment of the indemnification agreements with the directors and officers of the Company to extend the term of such agreements by an additional two (2) years, to seven (7) years from the conclusion of services as directors and officers of the Company, as described in the Proxy Statement;

11.	TO ratify and approve the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2007;

12.	TO receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2006; and

13.	TO consider and act upon any matters incidental to the foregoing and any other matters that may properly come before the meeting or any adjournment or adjournments thereof.

        Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting at the Company’s offices during regular business hours and on the Company’s website: www.radview.com. To contact the Company, please call (972) 3 915-7060 in Israel.

        The matters contained in Proposals 5, 7 and 8 will only be brought to the shareholders for a vote if prior thereto the Company’s Audit Committee and afterwards the Board of Directors approve such proposals.

        The Board of Directors has fixed the close of business on August 31, 2007 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or adjournments thereof.

        IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. THEREFORE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE YOUR PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE. IF YOU ATTEND THE MEETING AND WISH TO VOTE IN PERSON, YOUR PROXY WILL NOT BE USED.

By Order of the Board of Directors /s/ Jaron Lotan ———————————————————— Jaron Lotan Chairman of the Board of Directors

Rosh Ha'Ain, Israel
August 27, 2007

RADVIEW SOFTWARE LTD.
14 HAMELACHA ST., PARK AFEK
ROSH HA’AIN, 48091, ISRAEL
(+972) 3-915-7060

PROXY STATEMENT

GENERAL INFORMATION

        The enclosed Proxy is solicited by the Board of Directors of RadView Software Ltd. (the “Company”), for use at the Annual and Special Meeting of Shareholders to be held on October 9, 2007 at 3:00 p.m. at the principal executive offices of RadView Software Ltd., 14 Hamelcha Street, Park Afek, Rosh Ha’Ain 48091 Israel, and at any adjournment or adjournments thereof (the “Annual Meeting”). This Proxy Statement and the accompanying Proxy are first being mailed on or about September 5, 2007 to all shareholders entitled to notice of and to vote at the Annual Meeting and are available on our website: www.radview.com.

        After the vote on Proposals One and Two at the Annual Meeting, for the election of Hadas Gazit Kaiser as an External Director and for the re-election of Jaron Lotan, Ilan Kinreich, Shai Beilis, Yochai Hacohen and Eli Blatt to the Company’s Board of Directors, the Annual Meeting will adjourn until 5:00 p.m. If Hadas Gazit Kaiser is elected to the Board of Directors, then during this adjournment, the Company’s Audit Committee, including Hadas Gazit Kaiser, will consider and vote upon:

—	the approval of the New Options to the Fortissimo Entities described herein (Proposal Five);
—	the approval of the sublease arrangement between the Company and Fortissimo Capital Funds G. P. L.P. described herein (Proposal Seven); and
—	the approval of the amendment to the Management Services Agreement between the Company and Fortissimo Capital Funds G.P.L.P. (Proposal Eight).

        If the Company’s Audit Committee approves these matters, the full Board of Directors will consider and vote upon these matters.

        At 5:00 p.m. the Annual Meeting will reconvene. If during the adjournment the Company’s Audit Committee and the full Board of Directors approve all or any of these matters, then when the Annual Meeting reconvenes, the shareholders will vote upon the matters so approved and the other items being presented at the Annual Meeting. If during the adjournment the Company’s Audit Committee and the full Board of Directors do not approve all or any of these matters, then when the Annual Meeting reconvenes, the shareholders will vote only upon the other matters being presented (in Proposals Three, Four, Six, Nine, Ten, Eleven and, if applicable, Thirteen), and upon matters that were approved by the Company’s Audit Committee and full Board of Directors, if any. Votes cast for any item that is not ultimately presented to the shareholders once the meeting resumes will be discarded.

        Where the shareholder specifies a choice on the enclosed Proxy as to how his or her shares are to be voted on a particular matter, the shares will be voted accordingly. If no choice is specified, the shares will be voted:

FOR	the election of Hadas Gazit Kaiser to the Company’s Board of Directors, to serve as an External Director under the Israeli Companies Law, for a period of three years commencing on October 9, 2007.

FOR	the re-election of Jaron Lotan, Ilan Kinreich, Shai Beilis, Yochai Hacohen and Eli Blatt to the Company’s Board of Directors, each to serve until the close of the next Annual Meeting.

FOR	the ratification and approval of the compensation arrangements for certain members of the Board of Directors, including an employee director, as described in this Proxy Statement.

FOR	the ratification and approval of the increase in the number of authorized ordinary shares of the Company and amendment of the Articles of Association and Memorandum of Association accordingly, as described in this Proxy Statement.

FOR	the ratification and approval of the grant of certain options and warrants to acquire preferred shares to the Fortissimo Entities (controlling shareholders affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in this Proxy Statement.

FOR	the ratification and approval of the increase in the number of authorized preferred shares of the Company and amendment of the Articles of Association and Memorandum of Association accordingly, as described in this Proxy Statement.

FOR	the ratification and approval of the sublease arrangement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in this Proxy Statement.

FOR.	the ratification and approval of the amendment to the Management Services Agreement between the Company and Fortissimo Capital Funds G.P. L.P., (the general partner of the Fortissimo Entities and affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Mr. Eli Blatt), as described in this Proxy Statement.

FOR	the ratification and approval of the increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan , as described in this proxy statement.

FOR	the ratification and approval of the amendment of the indemnification agreements with the directors and officers of the Company to extend the term of such agreements by an additional two (2) years, to seven (7) years from the conclusion of services as directors and officers of the Company.

FOR	the ratification and approval of the selection of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2007.

        In addition, the shares will be voted with respect to any other proposals in accordance with the recommendations of the Board. Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed Proxy bearing a later date. Any shareholder who has executed a Proxy but is present at the Annual Meeting, and who wishes to vote in person, may do so by revoking his or her Proxy. Shares represented by valid Proxies received in time for use at the Annual Meeting and not revoked at or prior to the Annual Meeting, will be voted at the Annual Meeting.

VOTING SECURITIES AND VOTES REQUIRED

        The close of business on August 31, 2007 has been fixed as the record date for determining the shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). On August 1, 2007, there were 158,571,330 ordinary shares of the Company, NIS 0.01 nominal value per share, issued and outstanding and entitled to vote, including 81,666,668 preferred shares of the Company, NIS 0.01 nominal value per share convertible into ordinary shares on a one-to-one basis, but excluding 134,000 shares held as treasury shares. Each ordinary share and each preferred share convertible into ordinary shares entitles the holder thereof to one vote with respect to all matters submitted to shareholders at the Annual Meeting. For purposes of this Proxy Statement, references to ordinary shares includes the ordinary shares into which preferred shares are convertible, unless the context otherwise requires.

        The presence, in person or by proxy, of two or more shareholders holding at least thirty-three and one-third percent (33 1/3%) of the Company’s ordinary shares (including preferred shares convertible into ordinary shares) entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Pursuant to the Israeli Companies Law and the Company’s Articles of Association, the affirmative vote of a majority of the votes cast either “for” or “against” each proposal, in person or proxy, is required to approve each proposal to be voted upon at the Annual Meeting. In addition, with respect to the election of the External Director nominee (Proposal One), such majority must either include at least one third of the shares of non-controlling shareholders voted on the matter, or the total shares of non-controlling shareholders voted against the election may not represent more than one percent of the voting rights of the Company. A “controlling shareholder” is defined by the Israeli Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power. Each shareholder should seek legal counsel as to whether such shareholder is deemed a “controlling shareholder”.

        With respect to the proposal to approve the grant of certain options and warrants to purchase preferred shares to the Fortissimo Entities (Proposal Five), the proposal to approve the sublease with Fortissimo GP (Proposal Seven), the proposal to approve the amendment of the Management Services Agreement with Fortissimo GP (Proposal Eight), and the proposal to approve the amendment of the indemnification agreements with directors and officers (Proposal Ten), those proposals require the affirmative vote of shareholders present in person or by proxy and holding ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal. Furthermore, under the Israeli Companies Law, the approval of such proposals requires that either: (i) said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a “Personal Interest” in connection with Proposals Five, Seven, Eight or Ten (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection with such proposals does not notify us whether or not they have a Personal Interest with respect to Proposals Five, Seven, Eight or Ten, their vote with respect to these proposals will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his and her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

        Abstentions, votes withheld and broker non-votes will be counted for purposes of determining the presence or absence of a quorum but will not be treated as votes cast for this purpose and will not affect the outcome of the election. A “broker non-vote” occurs when a registered broker holding a customer’s shares in the name of the broker has not received voting instructions on a matter from the customer and is barred by applicable rules from exercising discretionary authority to vote on the matter and so indicates on the proxy.

        Proxies for use at the Annual Meeting are being solicited by the Company’s Board of Directors. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile, electronic mail or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of the Company’s ordinary shares.

PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to us regarding the beneficial ownership of the Company’s ordinary shares as of August 1, 2007, unless otherwise indicated, by: (i) each person known by the Company to beneficially own more than 5% of the Company’s ordinary shares; and (ii) all of the Company’s directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares under options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 1, 2007 are considered outstanding. These shares, however, are not considered outstanding when computing the percentage ownership of each other person. Except as indicated in the footnotes to this table, each shareholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Ownership percentages are based on 158,571,330 ordinary shares outstanding on August 1, 2007, on an as converted basis, but excluding 134,000 shares held as treasury shares. Unless otherwise noted below, the address of each of the Company’s directors and executive officers is c/o RadView Software Ltd., 14 Hamelacha Street, Park Afek, Rosh Ha’Ain, 48091, Israel.

Name of Beneficial Owner:	Total Shares Beneficially Owned	Percentage of Ordinary Shares

Five Percent Shareholders:
Fortissimo Capital Fund (1)	169,583,334	72.5%
Perfect Provident Fund Ltd. (2)	34,586,500	20.0%
Prizma Investment House Ltd. (3)	21,930,000	13.1%
Tamir Fishman Provident and Education Funds Ltd. (4)	19,060,400	11.5%
Meitav Gemel Ltd. (5)	14,166,678	8.6%

Directors and Executive Officers (9):
Ilan Kinreich (6)	1,190,255	*
Limor Stoller	*	*
Jaron Lotan(7)	655,001	*
Shai Beilis (8)	8,200,623	5.1%
David Assia (9)	150,000	*
Yochai Hacohen	-	*
Eli Blatt	-	*
All executive officers and Directors as a group (7 persons) (6) (7) (8) (9) (10)	10,211,195	6.3%

*     Represents beneficial ownership of less than one percent of the Company's ordinary shares.

(1)     Information is derived in part from Amendment No. 3 to Schedule 13 D, filed on March 27, 2007 by Fortissimo Capital Funds G.P. L.P. ("FCF-GP"), Fortissimo Capital Fund L.P. ("FCF Cayman"), Fortissimo Capital Fund (Israel) L.P. ("FCF-Israel"), and Fortissimo Capital Funds (Israel DP), L.P. ("FCF-Israel-DP") (Collectively, the "Fortissimo Entities") and other information provided by them. Includes 150,729,167 ordinary shares owned of record by the Fortissimo Entities: 4,779,243 ordinary shares owned of record by FCF Cayman, 136,210,432 ordinary shares owned of record by FCF Israel, and 9,739,491 ordinary shares owned of record by FCF-Israel-DP. Does not include a total of 99,166,668 ordinary shares issuable under the new options granted as part of the additional investments made by the Fortissimo Entities (described in Proposal Seven of this Proxy Statement), which are subject to shareholder approval at the annual meeting. FCF GP, a limited partnership registered in the Cayman Islands, is the general partner in each of FCF Cayman, FCF-Israel and FCF-Israel-DP, who invest together in the framework of parallel private equity funds. Each of the Fortissimo Entities share voting power over 158,125,001 ordinary shares and share dispositive power over 169,583,334 ordinary shares. Pursuant to a shareholders agreement among the Fortissimo Entities and Yehuda Zisapel, Shem Basum Ltd. and Michael Chill (the "Co-Investors") in connection with the financing in August 2006, the number of ordinary shares for which there is shared voting power includes 5,729,168 ordinary shares held by Shem Basum Ltd. and Michael Chill and the number for which there is shared dispositive power includes 18,854,167 ordinary shares held by all the Co-Investors. Pursuant to Rule 13d-5(b)(1) of the Exchange Act, the Fortissimo Entities may, together with the Co-Investors, be deemed to be members of a "Group" as such term is defined under the Exchange Act and the Fortissimo Entities may be deemed to beneficially own the ordinary shares beneficially owned by the Co-Investors, or 18,854,167 ordinary shares in the aggregate. Each of the Fortissimo Entities disclaims beneficial ownership of the shares owned by the Co-Investors. Mr. Yuval Cohen is the sole shareholder and director of Fortissimo Capital (GP) Management Ltd., a private company incorporated in the Cayman Island which is the sole general partner in FCF-GP. Mr. Eli Blatt, who is a member of our board of directors, is a limited partner in FCF-GP. Mr. Yochai HaCohen, who is our CEO and a member of our Board of Directors, is a limited partner of FCF-GP. By virtue of their positions with the Fortissimo Entities, each of Messrs. Cohen, Blatt and HaCohen may be deemed to beneficially own the ordinary shares beneficially owned by the Fortissimo Entities. Messrs. Cohen, Blatt and HaCohen disclaim beneficial ownership of the ordinary shares beneficially owned by the Fortissimo Entities, except to the extent of their pecuniary interest therein. The address of the Fortissimo Entities is: c/o Marc Lesnick, 14 Hamelacha Street, Park Afek, Rosh Ha'ayin, 48091 Israel.

(2)     Information is derived from Schedule 13D, filed on June 18, 2007 by Perfect Provident Fund Ltd. ("Perfect PF") and other information provided by Perfect PF. Includes 22,820,698 ordinary shares owned of record by Perfect PF; 1,091,961 ordinary shares owned of record by Perfect Central Compensation Fund; and 10,673,841 ordinary shares owned of record by Perfect Education Fund, each of which fund is managed by Perfect PF. Perfect PF is a wholly-owned subsidiary of Perfect (Y.N.E.) Capital Markets Ltd, which in turn is owned equally by Malka Nir Holdings Ltd., Levinstein Yair Holdings Ltd. and Enter Holdings 1 Ltd. Levinstein Yair Holdings Ltd is a owned by Yair Levinstein, the Chairman of Perfect PF; Malka Nir Holdings is owned by Nir Malka, the CEO and a director of Perfect PF. By virtue of their positions with Perfect PF, Messers Levinstein and Malka may be deemed to beneficially own the ordinary shares beneficially owned by Perfect PF, each of whom disclaims beneficial ownership of the ordinary shares beneficially owned by Perfect PF. Any economic interest or beneficial ownership in any of the securities held by Perfect PF are held for the benefit of the beneficiaries of the fund. The address of Perfect PF is 4 Maskit Street, Herzliya, 46733 Isarel.

(3)     Information is derived from Schedule 13G, filed on June 4, 2007 by Prisma Investment House Ltd. ("Prisma") and other information provided by Prisma. Includes 21,950,000 ordinary shares, beneficially owned by provident funds, advanced training funds and severance pay funds managed by Prisma Provident Funds Ltd. (12,240,000 held for Hermon Provident Fund, 2,125,000 held for Atzmon Central Severance Pay Fund, 6,800,000 held for Tavor Advanced Training Fund and 765,000 held for Signon Provident Fund-Herman General Investment Track, collectively, the "Funds"). Prisma PF holds the investment power and the voting power over the ordinary shares. Any economic interest or beneficial ownership in such ordinary shares is held for the benefit of the beneficiaries of the Funds. Prisma PF is a wholly owned subsidiary of Prisma Capital Markets Ltd. which is a wholly owned subsidiary of Prisma Investment House Ltd. Dov Kotler is a director in Prisma PF and Prisma Capital Markets and is CEO of Prisma Investment House; Ezra Attar is deputy CEO of Prisma Investment House, a director and CEO of Prisma PF and a director of Prisma Capital Markets. Ofir Shmueli, Francine Dadi, Raz Ron, Ilan Gifman and Meir Vidal are directors of Prisma PF. Prisma Investment House is owned 94.7% by The Markstone Partnerships (Markstone Capital Partners LP, Markstone Capital Partners (Israel) LP, Markstone Capital Partners (Israel Parallel) LP and Markstone Capital Partners (Israel Parallel 2) LP) and approximately 5.3% by Moed Securities Ltd. The general partner of each of the Markstone Partnerships is Markstone Capital Group LP whose general partner is Markstone Capital Group LLC the voting rights in which are shared equally among Elliott Broidy, and two directors of Prisma Investment House, Ron Lubash and Amir Kess. The address of Prisma PF is Sonol Tower, 52 Menachem Begin Road, Tel Aviv 67137 Israel.

(4)     Information is derived form Schedule 13G, filed on June 7, 2007 by Tamir Fishman Provident and Education Funds Ltd. ("Tamir Fishman"), a private company registered in Israel, and other information provided by them. Includes a total of 19,060,400 ordinary shares: 986,000 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund-- General; 6,893,500ordinary shares are owned of record by Tamir Fishman Education Fund-- General; 8,262,000 ordinary shares are owned of record by Tamir Fishman Provident Fund-- General; 2,077,400 ordinary shares are owned of record by Tamir Fishman Severance Pay Fund-- Value; 289,000 ordinary shares are owned of record by Tamir Fishman Education Fund-- Shares; and 552,500 ordinary shares are owned of record by Tamir Fishman Provident Fund-- Shares. These Tamir Fishman entities are provident, education and severance pay funds owned and managed by Tamir Fishman. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Tamir Fishman disclaims beneficial ownership of such securities. Tamir Fishman is a wholly-owned subsidiary of Tamir Fishman Asset Management Ltd. which is a wholly-owned subsidiary of Tamir Fishman & Co. Ltd. Eldad Tamir, Danny Fishman and RBC Dominion Securities Limited are the controlling shareholders of Tamir Fishman & Co. Mr. Ira Friedman is a director and CEO of Tamir Fishman and Messrs. Rani Lifshitz, Reuven Kuvent, Ovadia Ben Yehezkel and Yaki Mendel and Ms. Dafna Ben Dov and Ms.Ayala Ben Dahan are directors of Tamir Fishman. By virtue of their position with Tamir Fishman, each of Messrs. Tamir, Fishman, Friedman, Lifshitz, Kuvent, Yehezkel and Mendel and Ms. Ben Dov and Ms. Ben Dahan may be deemed to beneficially own the ordinary shares beneficially owned by Tamir Fishman and each disclaims beneficial ownership of the ordinary shares beneficially owned by Tamir Fishman, except to the extent of his or her pecuniary interest therein. Tamir Fishman's address is 21 Ha'Arba'a Street, Platinum Tower, Tel Aviv 64739, Israel.

(5)     Information is derived from Meitav Gemel Ltd. ("Meitav"), a private company registered in Israel. Includes a total of 14,166,678 ordinary shares owned of record by the provident, education and severance funds managed by Meitav: 5,043,339 ordinary shares owned of record by Meitav Tagmulim Clali; 3,201,661 ordinary shares owned of record by Meitav Histalmut Clali; 1,048,339 ordinary shares owned of record by Meitav Pizuim Clali; 410,839 ordinary shares owned of record by Meitav Tagmulim Shares; 212,500 ordinary shares owned of record by Meitav Hishtalmut Shares; 2,266,661 ordinary shares owned of record by Meitav Chisachon Gemel; 1,643,339 ordinary shares owned of record by Meitav Chisachon Hishtalmut; and 340,000 ordinary shares owned of record by Meitav Chisachon Pizuim. These Meitav Gemel entities are provident and education funds owned and managed by Meitav Gemel. The securities held for the benefit of the funds are held for the benefit of the beneficiaries of such funds and Meitav Gemel disclaims beneficial ownership of such securities. Meitav Gemel is a wholly owned subsidiary of Meitav Investment House Ltd. Mr. Zvi Stepak, a director of Meitav Gemel, is a controlling shareholder of Meitav Investment House Ltd. and Mr. Shlomo Simanovsky is a controlling shareholder of Meitav Investment House Ltd. By virtue of their positions with Meitav Gemel, Messrs. Stepak and Simanovsky may be deemed to beneficially own the ordinary shares beneficially owned by Meitav Gemel and each disclaims beneficial ownership of the ordinary shares beneficially owned by Meitav Gemel, except to the extent of his respective pecuniary interest therein. Meitav Gemel's address is 4 Berkowitz Street, Museum Tower, Tel Aviv 61180, Israel.

(6)     Includes 781,250 options exercisable within 60 days of August 1, 2007.

(7)     Includes 655,001 options exercisable within 60 days of August 1, 2007.

(8)     Information is derived from information provided by Shai Beilis, one of RadView's directors, Shem Basum Ltd. ("Shem Basum") and in part from Amendment No. 2 to Schedule 13G/A, filed on February 20, 2004 by Formula Ventures L.P., FV-PEH, L.P. and Formula Ventures (Israel) L.P. Includes 9,800 ordinary shares and an option for 125,000 ordinary shares exercisable within 60 days of August 1, 2007 owned directly and of record by Mr. Beilis, the principal shareholder and a director of Shem Basum; 6,289,143 ordinary shares held by Shem Basum; and 1,108,593 ordinary shares owned of record by Formula Ventures L.P, 311,947 ordinary shares owned of record by FV-PEH L.P., and 356,140 ordinary shares owned of record by Formula Ventures (Israel) L.P. Formula Ventures L.P., Formula Ventures (Israel) L.P. and FV - PEH L.P. are part of an affiliated group of investment entities managed by Formula Ventures Ltd. and Formula Ventures Partners (Cayman Islands) Ltd., a subsidiary thereof. Shai Beilis, Nir Linchevski and Benny Maiden, by virtue of their board of positions in Formula Venture Ltd., and Shai Beilis and Nir Linchevski, by virtue of their board positions in Formula Venture Partners (Cayman Islands) Limited, each share voting and dispositive power with respect to the shares held by Formula Ventures L.P., FV-PEH and Formula Ventures (Israel) L.P. Decisions with respect to voting and investment of the shares owned of record are made by majority vote and as CEO and Managing Director of Formula Ventures Ltd., Shai Beilis shares voting and investment power over ordinary shares held by Formula Ventures L.P., FV-PEH L.P., Formula Ventures (Israel) L.P., as well as those of Shem Basum Ltd., by virtue of his position as shareholder and director thereof. Shai Beilis disclaims beneficial ownership of the shares held of record by Formula Ventures L.P., FV-PEH L.P. and Formula Ventures (Israel) L.P., and of Shem Basum Ltd., except to the extent of his pecuniary interest therein. The address of Formula Ventures (Israel) L.P., Formula Ventures L.P., and FV-PEH L.P. is c/o Shai Beilis 11 Galgalei Haplada St. Herzliya, Israel, 46733; the address of Shai Beilis and Shem Basum is 8 Hanna Senesh Street, Kfar Saba, Israel.

(9)     Includes 150,000 options exercisable within 60 days of August 1, 2007.

(10)     Includes Limor Stoller, who served as the principal financial officer until the appointment of Eli Sofer as CFO in April 2007; excludes former directors who served on the Board of Directors for all or a portion of 2006 and who held no beneficial ownership of the Company's ordinary shares as of April 30, 2007. The former directors and their respective dates of resignation are as follows: William J. Geary in February 2006, Kathleen A. Cote in April 2006 and Hanna Lerman in April 2007.

PROPOSAL ONE

ELECTION OF EXTERNAL DIRECTOR

BACKGROUND AND PROPOSAL

        Pursuant to the Israeli Companies Law and the Company's Articles of Association, the Company's External Directors serve for a period of three years. Currently, David Assia is serving as an External Director with a term expiring on December 14, 2008. At this meeting, shareholders will have the opportunity to vote for Hadas Gazit Kaiser to serve as an External Director for a period of three years commencing on October 9, 2007 (the "External Director Nominee").

        The following table contains certain information about the External Director Nominee:

Name	Age	Position

Hadas Gazit Kaiser	31	External Director Nominee

        Hadas Gazit Kaiser is a nominee to serve as an External Director of the Company. Mrs. Gazit Kaiser is the Chief Financial Officer and Finance Director of Emblaze Ltd. (LSE:BLZ.L), a publicly traded company on the London Stock Exchange.  Before becoming the CFO of Emblaze in December 2006, Mrs. Gazit Kaiser acted as the Vice President of Finance for the Emblaze group of companies and as the CFO of Emblaze Mobile. Prior to joining Emblaze, Mrs. Gazit Kaiser was with TTI Team Telecom International (NASDAQ:TTIL), where she acted as the budget control manager from August 2003 to September 2005. From August 2000 to August 2003, Mrs. Gazit Kaiser acted as a manager at Ernst & Young Global (Kost, Forer Gabbay & Kasierer) where she conducted accounts of both private and publicly traded companies in Israel and abroad, especially in the technology, venture capital and investments industries. Mrs. Gazit Kaiser is a Certified Public Accountant in Israel and received an MBA in Finance and a BA in Economics and Accounting both from Tel Aviv University.

VOTE REQUIRED

        A majority of the shares present in person or represented by proxy at the Annual Meeting, entitled to vote and voting thereon, is required to elect the External Director Nominee, provided that such majority must either include at least one third of the shares of non-controlling shareholders voted on the matter, or the total shares of non-controlling shareholders voted against the election may not represent more than one percent of the voting rights of the Company. A “controlling shareholder” is defined by the Israeli Companies Law as a person or entity that has the ability to direct the actions of the company (other than such ability that derives solely from a position as a director or officer), and including in particular the ability to nominate more than half of the directors or the ability to appoint the chief executive officer of the company. A person who holds at least 25% of the voting power is deemed to be a controlling person, unless another person holds more than 50% of the voting power. Each shareholder should seek legal counsel as to whether such shareholder is deemed a “controlling shareholder”.

        Unless authority to vote for the confirmation of the External Director Nominee is withheld, the shares represented by all Proxies received by the Board of Directors will be voted FOR the External Director Nominee. In the event that the External Director Nominee shall become unable or unwilling to serve, the shares represented by Proxies will be voted for the election of such other person as the Board of Directors may recommend in her place. The Board of Directors has no reason to believe that the External Director Nominee will be unable or unwilling to serve.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE EXTERNAL DIRECTOR NOMINEE. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL TWO

RE-ELECTION OF DIRECTORS

BACKGROUND AND PROPOSAL

        The Articles of Association of the Company provide that the members of the Board of Directors, except External Directors, shall be elected for terms lasting until the Company’s next Annual Meeting of Shareholders. At the Annual Meeting, shareholders will have the opportunity to vote for the re-election of Shai Beilis, Ilan Kinreich, Yochai Hacohen, Eli Blatt and Jaron Lotan (the “Director Nominees”).

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote at the Annual Meeting and voting thereon, is required to elect the Director Nominees to the Company’s Board of Directors.

        Unless authority to vote for the confirmation of the Director Nominees is withheld, the shares represented by all Proxies received by the Board of Directors will be voted FOR the Director Nominees. In the event that any of the Director Nominees shall become unable or unwilling to serve, the shares represented by Proxies will be voted for the election of such other person as the Board of Directors may recommend in his place. The Board of Directors has no reason to believe that any of the Director Nominees will be unable or unwilling to serve. Each of the Director Nominees is currently a Director of the Company.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RE-ELECTION OF EACH OF THESE NOMINEES AS A DIRECTOR OF THE COMPANY. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

        The following table contains certain information about the directors, Director Nominees and executive officers of the registrant:

Name	Age	Position

Jaron Lotan	48	Chairman of the Board
Yochai Hacohen	41	Director; Chief Executive Officer and President
Ilan Kinreich	48	Director; Chief Strategy Officer
Eli Sofer	39	Chief Financial Officer
Shai Beilis	58	Director
David Assia	55	External Director
Eli Blatt	44	Director

        JARON LOTAN has served as a Director and the Chairman of the Board since May 2006. Mr. Lotan served as the President and Chief Executive Officer of Technomatix Technologies Ltd., a provider of digital manufacturing solutions, from October 2002 until the sale of that company to UGS Corp. in April 2005. He was appointed Chief Executive Officer of Technomatix in January 2004. Following the acquisition of Technomatix Technologies Ltd., Mr. Lotan served as Senior Vice President of UGS Corp. from April 2005 until September 2005. Prior to joining Technomatix in October 2002, he was corporate executive vice president for business and strategy at Orbotech Ltd., a supplier of automated optical inspection and other productivity solutions for the electronics industry, responsible for the worldwide sales, marketing and support organization, corporate marketing activities, and strategy and business development. Prior to this, Mr. Lotan served as president of the Orbotech PCB Division and president of Orbotech Europe. Before joining Orbotech in 1992, he co-founded and served as general manager, North America for Rosh Intelligent Systems, a software company offering knowledge-based solutions to customer support organizations. Mr. Lotan holds a B.A. in Economics and Mathematics and an M.A. in Economics both from the Hebrew University in Jerusalem, Israel.

        YOCHAI HACOHEN has served as a Director of the Company since February 2006. On June 11, 2006, Mr. Hacohen was appointed as interim President and Chief Executive Officer, which appointment was made permanent by action of the Board of Directors on December 26, 2007. Mr. Hacohen joined Fortissimo GP in May 2004 and became a limited partner in January 2005. He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Soda-Club Enterprises N.V. From October 2003 through May 2004, Mr. Hacohen served as the General Manager of a U.S. division of Magal Security Systems Ltd., a provider of hardware and software solutions for the surveillance market. From October 1998 through September 2002, Mr. Hacohen served as the Director of EMEA Sales and Marketing for the video recording division of Nice Systems Ltd., a provider of digital video and audio recording solutions. Mr. Hacohen holds a B.Sc. degree in Biotechnology and M.B.A. degree in Marketing from Tel Aviv University. Mr. Hacohen also served in an elite intelligence unit in the Israel defense forces.

        ILAN KINREICH is the Company’s founder and served as the Company’s Chief Executive Officer and President since inception of its operations in 1993 until June 11, 2006, when he relinquished that position and became the Company’s Chief Strategy Officer. Mr. Kinreich has served as a director of the Company since 1993. From August 1989 to February 1991, Mr. Kinreich was a co-founder and Vice President of Research and Development at Mercury Interactive, a software testing company. From May 1985 until joining Mercury Interactive, Mr. Kinreich held the position of Research and Development Manager at Daisy Systems. Prior to that, Mr. Kinreich was part of the integration team for the Lavi jet fighter. Prior to this, Mr. Kinreich served seven years in the Israel Defense Forces, holding the rank of Captain, where he led development and deployment of command and control systems. Mr. Kinreich holds a B.Sc. degree in Mathematics and Computer Science from Bar Ilan University.

        ELI SOFER serves as the Company’s Chief Financial Officer since April 2007. From 2004 until 2006, Mr. Sofer served as Adamind Ltd.‘s Chief Financial Officer and General Manager. For the four years prior to joining Adamind, Mr. Sofer worked for Emblaze Ltd. holding the position of Transcoding business unit manager and earlier served as corporate controller. Before joining Emblaze in 2000, Mr. Sofer served for two years as the assistant controller at ADC Ltd. and from 1994 to 1998 he was a senior accountant at Somekh Chaiken, a member of KPMG Global. Mr. Sofer holds an M.B.A. in Finance and Accounting and a B.A. in Economics and Accounting from Bar Ilan University, Israel. Mr. Sofer replaced Christopher Dineen who had served as the Company’s Chief Financial Officer from June 2003 until August 2006.

        SHAI BEILIS has served as a Director since May 1998 and served as Chairman of the Board from May 2001 until May 2006. Mr. Beilis has been the Chairman and Managing Partner of Formula Ventures Ltd. since December 1998. From January 1995 until joining Formula Ventures Ltd., Mr. Beilis served as the Chief Executive Officer of Argotec Ltd., a wholly-owned subsidiary of Formula Systems (1985) Ltd., established in 1993 to capitalize on investment opportunities in the IT sector, where he was responsible for initiating, overseeing and managing Argotec’s investments. Before joining Formula Systems (1985) Ltd., Mr. Beilis served as Chief Executive Officer of Clal Computers and Technology Ltd. and was employed by Digital Equipment Corporation. Mr. Beilis serves as a director for Blue Phoenics Ltd. and several private companies. Mr. Beilis is a director and principal shareholder of Shem Basum, Ltd. Mr. Beilis holds a B.S. degree in Mathematics and Economics from the Hebrew University in Jerusalem, Israel and a M.S. degree in Computer Science from the Weizmann Institute of Science.

        DAVID ASSIA has served as an External Director of the Company since November 2002. Mr. Assia, a co-founder and acting CEO since August 2005 of Magic Software Enterprises Ltd., has served as Chairman and/or Vice Chairman of Magic Software since 1986, and as a director of Magic Software since its inception in 1984. From 1986 until September 1997, he was Chief Executive Officer of Magic Software. He also serves as a Director of Aladdin Knowledge Systems Ltd., Babylon Ltd., Enformia Ltd, the Israel Electronics & Software Association and the Weizmann Institute of Science. Mr. Assia holds B.A. and M.B.A. degrees from Tel Aviv University.

        ELI BLATT has served as Director of the Company since April 2006. Mr. Blatt joined Fortissimo as a limited partner in January 2005. He currently serves on the boards of directors of Fortissimo Acquisition Corp. and Soda-Club Enterprises N.V. From March 1999 through May 2004, Mr. Blatt served as the Chief Financial Officer and Vice President of Operations of Noosh, Inc., a supplier of cross-enterprise e-business software solutions. From September 1997 through February 1999, Mr. Blatt served as the Director of Operations for CheckPoint Software Technologies Inc., an internet security company, where he was responsible for OEM operations, product licensing and customer service. Mr. Blatt currently serves on the board of directors of Telrad Networks and NUR Macroprinters Ltd. Mr. Blatt holds a B.Sc. degree in Industrial Engineering from Tel Aviv University and an MBA degree from Indiana University. Mr. Blatt also served as a fighter pilot in the Israeli air force.

        Messrs. Hacohen and Blatt are both limited partners in Fortissimo Capital Funds G.P. L.P. (“Fortissimo GP”) and Mr. Beilis is a director and principal shareholder of Shem Basum Ltd.

Board Meetings and Committees

        Our Board of Directors is currently comprised of 6 directors. The directors are elected at the annual shareholders meeting, to serve until the next annual meeting of our shareholders and until their respective successors are elected and qualified, with the exception of the external directors who, pursuant to the Israeli Companies Law, serve for three years. The Board of Directors has established two committees, the Audit Committee and the Compensation Committee, each of which is briefly described below.

        The Board of Directors does not have a nominating committee or any committee performing similar functions; however, the Board of Directors has adopted the nominations process described below with respect to the consideration and nomination of candidates to serve on the Board of Directors. The Board of Directors adopted a nominating process rather than a nominating committee because the nominating process provides greater flexibility and improved participation by allowing all eligible members to contribute instead of assigning the duties to a static group of members.

        Under the Israeli Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors”. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (which term includes a director).

        In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender. The external directors must have professional qualifications to serve as a director, and at least one of the external directors must be a financial expert.

        External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s Board of Directors that has the authority to exercise powers of the Board of Directors is required to include at least one external director and its audit committee must include all external directors.

        External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders (as described above), who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

        Under the Israeli Companies Law an external director cannot be dismissed from office unless: (i) the Board of Directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

        Officers serve at the discretion of the Board or until their successors are appointed.

Audit Committee

        The Audit Committee of the Board of Directors currently consists of David Assia and Shai Beilis. Hanna Lerman served as a member of the Audit Committee from her election at the last annual meeting in August 2006 until her resignation from the Board of Directors in April 2007. Kathleen Cote also served as a member of the Audit Committee until her resignation from the Board of Directors in April 2006. The Israeli Companies Law requires a public company to maintain an audit committee comprised of at least three persons, including two external directors, none of whom may be chairman of the Board of Directors, a director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder. The Company has not been in compliance with this requirement since April 2007, when Ms. Lerman resigned from service as an external director. The Company cannot evaluate the impact of noncompliance with this requirement. The Company has recently identified Hadas Gazit Kaiser as a candidate for election as an external director that meets the requirements of the Israeli Companies Law and who is willing to serve as an external director. After the Annual Meeting and upon the election of Mrs. Gazit Kaiser as an External Director, the Company believes it will be in compliance with this requirement.

        The responsibilities of our Audit Committee include identifying flaws in the management of our business, making recommendations to the Board of Directors as to how to correct them and deciding whether to approve actions or transactions which by law require Audit Committee approval. The Audit Committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the Audit Committee and at least one participated in the meeting at which the action or transaction was approved.

        In order to comply with the Sarbanes-Oxley Act of 2002, the Board of Directors has expanded the role of the Company’s Audit Committee to provide assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out these duties, the Audit Committee must meet at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial statements of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews, and either approves or disapproves, all audit and non-audit services provided by them. The Company’s external and internal auditors must also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

        Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors requires the approval of the shareholders of the Company. Accordingly, the appointment of the external auditors is approved and recommended to the shareholders by the Audit Committee and ratified by the shareholders. Furthermore, pursuant to the Company’s Articles of Association, the Board of Directors is the organ that has the authority to determine the compensation of the external auditors.

        The Board of Directors has determined that all of the members of the Audit Committee are “Audit Committee financial experts” as that term is defined in Item 401 of Regulation S-K under the Securities Exchange Act of 1934. Each of the members of the Audit Committee satisfies the independence requirements under Rule 10A-3 of the Securities Exchange Act of 1934 and is an “independent director,” as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934.

        The Company has adopted an Audit Committee Charter which sets forth the responsibilities of the committee. A copy of this charter is available upon written request to the Company at its address in Israel.

Compensation Committee

        The Compensation Committee currently consists of Jaron Lotan, Shai Beilis and David Assia. William Geary served as a member of the Compensation Committee until his resignation from the Board of Directors in February 2006.

        Each of the members of the Compensation Committee is an independent director under the rules of the Securities and Exchange Commission. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering the Company’s stock option plans and reviewing and approving salaries and other incentive compensation of the Company’s directors and officers, including recommendations to the Board of Directors with respect to the grant of stock options to officers and employees. A copy of the Compensation Committee charter is available upon written request to the Company at its address in Israel.

Nominations Process

        As noted above, the Board of Directors does not have a nominating committee. However, the Board of Directors has adopted a set of written procedures (the “Nominations Process”) to be followed by the Company’s independent directors, consisting of Jaron Lotan, David Assia, Shai Beilis, and, if elected at the Annual Meeting, Hadas Gazit Kaiser. The Nominations Process requires the independent directors to assist the Board of Directors in its selection of individuals (i) as nominees for election to the Board of Directors at each annual meeting of the shareholders or (ii) to fill any vacancies or newly created directorships on the Board of Directors. A copy of the Nominations Process is available upon written request to the Company at its address in Israel.

        Under the Nominations Process, the independent directors have performed an annual review of the performance and contributions made by each of the Director Nominees to the overall goals and objectives of the Company and have recommended each of the Director Nominees to the Board of Directors for reelection.

Preferred Directors

        In addition to the Nominations Process, pursuant to their rights under the Articles of Association of the Company, the Preferred Shareholders have designated Jaron Lotan, Yochai Hacohen, Eli Blatt and Ilan Kinreich to serve as Preferred Directors.

Shareholder Communications with the Board of Directors

        Shareholders may communicate with the Board of Directors by writing to them at the Company’s offices at 14 Hamelcha Street, Park Afek, Rosh Ha’Ain 48091 Israel, attention Chief Financial Officer. All such communications should include a representation from the submitting shareholder setting forth the shareholder’s address and the number of the Company’s ordinary shares beneficially owned by the shareholder. The Chief Financial Officer will collect, organize and monitor these communications and will ensure that summaries of all received messages are provided to the Board of Directors at its regularly scheduled meetings. Shareholders who would like their submission directed to a specific director may so specify, and the communication will be so forwarded, as appropriate. Where the nature of a communication warrants, the Chief Financial Officer may decide to obtain the more immediate attention of the appropriate committee of the Board of Directors or an independent director, or the Company’s management or independent advisors, as he considers appropriate.

Director Compensation

        The Company reimburses its directors for expenses incurred to attend meetings of the Board of Directors and any committees of the Board of Directors. To date, the Company has made annual cash payments in the amount of $5,000 to each of its non-employee directors and has granted options to purchase ordinary shares to its directors from time to time. Subject to shareholder approval at the annual meeting, with respect to its external directors, the Company intends to make an annual cash payment equal to the maximum rate permitted (now and in the future) by applicable Israeli law and regulations. The current rates for companies the size of ours, are an annual fee of approximately $4,300 and a meeting participation fee of approximately $300. This compensation will apply to our existing external director, Mr. David Assia as well. In addition, each of the external directors shall be entitled to options as described below. Pursuant to the terms of the management services agreement entered into by the Company and Fortissimo, Messrs. Hacohen and Blatt are not entitled to cash remuneration or compensation for their services as directors as such other than the management fee payable to Fortissimo under the management services agreement. Mr. Hacohen, who is serving as the Company’s Chief Executive Officer and President and served as such on an interim basis from June 2006, will receive cash compensation and options from the Company for such service as an employee director, subject to shareholder approval as described in Proposal Three in this Proxy Statement.

Code of Ethics

        The Company has adopted a code of ethics and business conduct (the “Code of Ethics”) which applies to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions and to employees generally. A copy of the Code of Ethics is available upon written request to the Company at its address in Israel. Any amendments or waivers to the Code of Ethics that apply to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions will be disclosed by the Company within five business days following such amendment or waiver.

EXECUTIVE COMPENSATION

        The following table sets forth the aggregate compensation paid or accrued for services rendered to the Company in all capacities for the fiscal year ended December 31, 2006 by its directors and executive officers as a group.

	Salaries, Directors Fees, Service Fees, Commissions and Bonuses	Pension, Retirement and Similar Benefits

All directors and officers as a group (then 9 persons)	$529,944	$85,497

        Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses, reimbursed to such officers, and other fringe benefits commonly reimbursed or paid by companies in the location at which the particular executive officer is located.

        Jaron Lotan, as the Chairman of the Board, receives cash compensation based on an annual salary rate of $240,000 on a pro-rata basis according to the actual number of days per week that Mr. Lotan provides services to the Company. The Company also granted to Mr. Lotan an option to purchase 455,000 ordinary shares under the Key Employee Share Incentive Plan, equivalent to one percent of the Company’s issued and outstanding ordinary shares and preferred shares, on an as-converted basis, immediately after the closing of the initial investment in the 2006 financing by the Fortissimo Entities and other investors. Mr. Lotan is entitled to anti-dilution protection for any additional investments pursuant to the 2006 financing, by way of the grant of additional options to purchase one percent of the incremental number of issued and outstanding ordinary shares and preferred shares (on an as-converted basis) immediately following each additional investment. In furtherance of that anti-dilution commitment, Mr. Lotan was granted additional options for a total of 566,666 ordinary shares upon the closings of the additional investments made by the Fortissimo Entities in December 2006 and February and March 2007 as described in Proposal Five. The options vest over a 12-month term from the date of grant, with 50% vesting after six months and the remaining 50% vesting after 12 months. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested. Additionally, as a bonus to Mr. Lotan upon the Company attaining the milestones that were agreed upon between him and the Company, Mr. Lotan is entitled to an option to acquire 1,350,994 ordinary shares (representing up to one percent of the Company’s issued and outstanding ordinary shares and preferred shares (on an as-converted basis) which option will vest over four years and will receive the same anti-dilution protection as described above. The exercise price of the options granted to Mr. Lotan was between $0.06 and $0.08 and any further options to be granted to him shall be at an exercise price equal to the market price on the then current date of grant.

        Ilan Kinreich is both a director and an employee of the Company, serving as Chief Strategy Officer since June 11, 2006 when he relinquished the positions of Chief Executive Officer and President. Mr. Kinreich’s compensation was adjusted effective with his relocation to Israel, in August 2006, to $120,000 and he is eligible for quarterly bonuses of up to 30% of his salary based upon achievement of management objectives. Mr. Kinreich is entitled to severance pay if his employment is terminated without cause: (a) equal to six months salary if such termination is within one year of his relocation or (b) equal to three months salary if such termination is after one year of his relocation. The Company has granted to Mr. Kinreich an option to purchase 2,500,000 ordinary shares under the Key Employee Share Incentive Plan. In connection with such grant, Mr. Kinreich agreed to relinquish and cancel all of his then existing outstanding stock options, which totaled 950,000 options at a weighted average exercise price of $0.42 per share as of May 31, 2006. In addition, Mr. Kinreich was granted an additional option to purchase 625,000 ordinary shares and, subject to the approval of the Board of Directors in each year, he is also entitled to receive an option to purchase 625,000 ordinary shares in each of the three successive years, for a combined total of 2,500,000 additional options. All options granted to Mr. Kinreich as described above will vest quarterly over a four-year term from their respective date of grant. The exercise price of each option granted to Mr. Kinreich has been or will be set at the market price on the date of grant. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested.

        Yochai Hacohen is both a director and an employee of the Company, serving first as interim and now permanent Chief Executive Officer and President. In connection with his services as interim Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), which had been approved by the shareholders at the meeting held in August 2006. As described in Proposal Three, the Company will submit to the approval of the shareholders at the next annual meeting the terms of his compensation package as CEO and President under which (i) his compensation will be increased by 20% to $150,000 as of June 11, 2007; (ii) he is entitled to options under the Company’s Key Employee Share Incentive Plan for 4,750,000 ordinary shares, such options to vest quarterly over four years with a one year cliff (50% of which shall vest immediately on a change of control); and (iii) he is entitled to an annual bonus of up to 50% of his annual salary upon achievement of milestones to be set by the Board for each year.

        As of December 31, 2006, all directors and officers as a group (then 9 persons), held options to purchase 4,117,712 of our ordinary shares. Out of such options, 134,375 expire in 2007, 157,504 expire in 2008, 12,500 expire in 2010, 3,580,000 expire in 2011 and 233,333 expire in 2012, at exercise prices ranging from $0.06 to $0.945.

Compensation Committee Interlocks and Insider Participation

        Jaron Lotan, Shai Beilis and David Assia currently constitute the Company’s Compensation Committee. None of the Company’s executive officers serve as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of the Company’s Board of Directors or Compensation Committee.

REPORT OF
COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

        This report is submitted by the Compensation Committee. The Compensation Committee currently consists of Jaron Lotan, Shai Beilis and David Assia. Each of the members of the Compensation Committee is an independent director under the rules of the SEC.

        Compensation Philosophy. The Company’s executive compensation program is designed to attract, retain and reward executives in a competitive industry. To achieve this goal, the Compensation Committee applies the philosophy that compensation of executive officers should be linked to meeting specified performance goals.

        Under the direction of the Compensation Committee, the Company has developed and implemented compensation policies. The Compensation Committee’s executive compensation policies are designed to (i) enhance operating results of the Company and shareholder value, (ii) integrate compensation with the Company’s annual and long-term performance goals, (iii) reward corporate performance, (iv) recognize individual initiative, achievement and hard work, and (v) assist the Company in attracting and retaining qualified executive officers. Currently, compensation under the executive compensation program is comprised of cash compensation in the form of annual base salary and bonus and long-term incentive compensation in the form of stock options.

        Base Salary. The Compensation Committee reviews salaries periodically. The Compensation Committee’s policy is to consider amounts paid to senior executives with comparable qualifications, experience and responsibilities at other publicly-held companies of similar size and engaged in a similar type of business to that of the Company. The Compensation Committee does not take into account the Company’s relative performance as compared to comparable companies. The Compensation Committee also considers compensation information pertaining to the Company’s industry including salary surveys, industry reports and other available information. The Compensation Committee analyzes this information to recommend salaries. The Compensation Committee does not use a fixed or rigid formula to recommend salaries.

        The salary compensation for the executive officers is based upon their qualifications, experience and responsibilities, as well as the attainment of planned objectives. The Chairman of the Board makes recommendations to the Compensation Committee regarding the planned objectives and compensation for the Chief Executive Officer, who in turn makes recommendations to the Compensation Committee regarding the planned objectives and executive compensation levels for other executive officers. The overall plans and operating performance levels upon which management compensation is based are reviewed and approved by the Compensation Committee on a periodic basis.

        Bonus Compensation. The Company’s executive officers are eligible for quarterly or annual cash bonuses, which are based primarily on corporate achievements and individual performance objectives that are reviewed and approved by the Compensation Committee and established at the beginning and in the course of each year. After the completion of each year, the Compensation Committee reviews the attainment of corporate and individual objectives and recommends bonuses based on the extent to which corporate objectives were met or exceeded and individual contributions to the Company’s overall performance.

        In furtherance of its plan to reduce operating cash flow, the Company continued to suspend payments of all quarterly cash bonuses, commencing with the second quarter of 2005, although the Company continued to accrue bonuses for the remainder of 2005 based on the pre-established corporate achievements and individual performance objectives. The Compensation Committee has not approved payment of the accrued quarterly cash bonuses for 2005 and did not approve any bonuses for 2006.

        Stock Options. The Company relies on incentive compensation in the form of stock options to retain and motivate executive officers and employees, which generally is provided through initial option grants close to the date of hire and periodic additional grants. Incentive compensation in the form of stock options is designed to provide long-term incentives to executive officers and other employees, to encourage the executive officers and other employees to remain with the Company and to enable them to develop and maintain a stock ownership position in the Company’s ordinary shares.

        Awards take into account each officer’s scope of responsibility and specific assignments, strategic and operational goals applicable to the officer, anticipated performance and contributions of the officer and competitive market data for similar positions. Options are generally granted with an exercise price equal to the fair market value of the Company’s ordinary shares on the date of grant. The standard vesting schedule provides that a portion of the shares subject to each option vest and become exercisable annually and quarterly over three- to four-year periods.

        Option grants to executive officers are based on such factors as initiative, achievement and performance. In administering grants to executive officers, the Compensation Committee evaluates each officer’s total equity compensation package. The Compensation Committee generally reviews the option holdings of each of the executive officers, including their vesting and exercise prices and the then current value of any unvested options. The Compensation Committee considers equity compensation to be an integral part of a competitive executive compensation package and an important mechanism to align the interests of management with those of the Company’s shareholders.

        In March 2007, the Committee established the 2007 Management Bonus Plan, which provides for cash and option based awards.

By the RadView Software Ltd. Compensation Committee Jaron Lotan, Shai Beilis and David Assia

REPORT OF AUDIT COMMITTEE

        The Audit Committee of the Board of Directors currently consists of two (2) members, both of whom meet the independence and experience requirements under the Israeli Companies Law and the rules of the Securities and Exchange Commission. However, since April 2007, when Hanna Lerman resigned from the Board of Directors, the Committee has not been in compliance with the Israeli Law requirement that the Committee have two external directors. The Audit Committee is furnishing the following report:

        The Audit Committee assists the Board of Directors in overseeing and monitoring the integrity of the Company’s financial reporting process, its compliance with legal and regulatory requirements and the quality of its internal and external audit processes. The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board of Directors, changes to which may be recommended by the Audit Committee to the Board for approval.

        Management is responsible for the Company’s financial reporting process including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. The Company’s independent auditors are responsible for auditing those consolidated financial statements. The responsibility of the Audit Committee is to monitor and review these processes. Members of the Audit Committee are not employees of the Company and are not required to be accountants or auditors by profession. Therefore, the Audit Committee has relied, without independent verification, on management’s representation that the consolidated financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of the independent auditors included in their report of the Company’s consolidated financial statements.

        The oversight by the Audit Committee does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee cannot give assurance that the Company’s consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States, that the audit of the Company’s consolidated financial statements has been carried out in accordance with generally accepted auditing standards or that the Company’s independent auditors are in fact “independent.”

        In fulfilling its responsibilities for the consolidated financial statements for fiscal year 2006, the Audit Committee took the following actions:

        Reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2006 with management and Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, the Company’s independent auditors;

        Discussed with Kost Forer Gabbay & Kasierer the matters required to be discussed by Statement on Auditing Standards No. 61, Communications with Audit Committees, relating to the conduct of the audit; and

        Received written disclosures and the letter from Kost Forer Gabbay & Kasierer regarding its independence as required by Independence Standards Board Standard No. 1.

        The Audit Committee further discussed with Kost Forer Gabbay & Kasierer their independence. The Audit Committee also considered the status of pending litigation, taxation matters and other areas of oversight relating to the financial reporting and audit process that the Committee determined appropriate.

        Based on the Audit Committee’s review of the audited consolidated financial statements and discussions with management and Kost Forer Gabbay & Kasierer, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 to be filed with the Securities and Exchange Commission.

By the RadView Software Ltd. Audit Committee Shai Beilis and David Assia

PROPOSAL THREE

RATIFICATION AND APPROVAL OF COMPENSATION OF
MEMBERS OF THE BOARD OF DIRECTORS

BACKGROUND AND PROPOSAL

        Under the Israeli Companies Law, shareholders must approve the payment of compensation to the Company’s directors. Regulations promulgated under the Israeli Companies Law contain specific rules governing the compensation payable to External Directors and the relationship between such compensation and compensation paid to non-External Directors. At the Annual Meeting, shareholders will be asked to approve the following compensation arrangements for the directors:

1.     External Director Cash Compensation. Commencing on the date of her election, Mrs. Hadas Gazit Kaiser shall be entitled to an annual cash payment equal to the maximum rate permitted (now and in the future) by applicable Israeli law and regulations. The current rates for companies the size of ours, are an annual fee of approximately $4,300 and a meeting participation fee of approximately $300. This compensation will apply to our existing external director, Mr. David Assia as well. In addition, each of the external directors shall be entitled to options to purchase up to 792,856 ordinary shares at an exercise price equal to fair market value.

2.     Chief Executive Officer Compensation. Yochai Hacohen is both a director and an employee of the Company, serving as the Chief Executive Officer and President since July 1, 2006 (on an interim basis until December 2006 when the appointment was made permanent). Because Mr. Hacohen serves as both an employee and a director, the approval by shareholders is required for his compensation arrangements as set forth below.

        In connection with his services as Chief Executive Officer and President, the Company has paid to Mr. Hacohen an annual salary of $125,000 (effective as of June 11, 2006), to be increased by 20% on the anniversary of the effective date. Mr. Hacohen is entitled to options under the Company’s Key Employee Share Incentive Plan for a total of 4,750,000 ordinary shares, such options to vest in quarterly parts over four years with a one year cliff. In the event of a change in control of the Company, 50% of all then unvested options shall become immediately vested. Mr. Hacohen is also entitled to an annual bonus of up to 50% of his annual salary upon achievement of milestones approved by the Board for each year. The Compensation Committee and the Audit Committee have approved the compensation arrangements, subject to the receipt of approval of the shareholders as set forth in this Proposal Three.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote at the Annual Meeting and voting thereon is required for the approval of the compensation of the Directors as set forth above.

BOARD RECOMMENDATION

THE BOARD OF DIRECTORS BELIEVES THAT THE COMPENSATION ARRANGEMENTS FOR THE COMPANY’S DIRECTORS DESCRIBED ABOVE ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE COMPENSATION ARRANGEMENTS. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL FOUR

RATIFICATION AND APPROVAL OF THE INCREASE IN THE NUMBER OF
AUTHORIZED ORDINARY SHARES OF THE COMPANY

BACKGROUND AND PROPOSAL

        The Company’s Board of Directors has approved a resolution to increase the number of authorized ordinary shares of the Company from 350,000,000 ordinary shares nominal value NIS 0.01 to 550,000,000 ordinary shares nominal value NIS 0.01. The increase of 200,000,000 ordinary shares is necessary to make available sufficient ordinary shares for the following purposes:

—	12,427,987 ordinary shares to be reserved for the proposed increase in the number of shares issuable under the Company’s Key Employee Share Incentive Plan, as described in Proposal Six;

—	99,166,668 ordinary shares to be reserved for issuance upon conversion of the convertible preferred shares that may be issued in connection with the proposed New Options Transaction described in Proposal Seven;

—	up to 85,000,000 ordinary shares to be reserved for issuance upon closing of a certain asset purchase agreement currently in negotiations and upon conversion of a convertible note to be given by the Company to the seller in that transaction (the “Asset Purchase Transaction”). Updates as to the status of the asset purchase transaction will be provided by way of filings on Form 6-K; and

—	3,405,345 ordinary shares to be authorized but unreserved.

        Except as described above, the Company does not have any other plans, proposals or arrangements to issue additional ordinary shares. The remainder of the increase in ordinary shares would allow the Company to meet its future business needs as they arise. These purposes could include, among other things, the sale of shares to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes. At this time, except in connection with the Asset Purchase Transaction, the Company has no current plans to issue any of the additional shares to acquire any other company, property or assets.

        The following table summarizes the Company’s existing capital structure as of August 1, 2007 and the proposed capital structure, on a pro forma basis, assuming:

—	the approval of the increase in authorized ordinary shares (Proposal Four);
—	the approval of the New Options (Proposal Five);
—	the approval of the authorized and designated preferred shares (Proposal Six); and
—	the approval of the increases in the number of ordinary shares reserved for issuance under the Company’s stock plan (Proposals Nine).

	Existing Capital Structure		Proposed Capital Structure
	Ordinary Shares	Preferred Shares	Ordinary Shares (3)	Preferred Shares (4)

Issued and Outstanding (1)	76,904,662	81,666,668	76,904,662	81,666,668
Authorized and Reserved for Issuance (2)	255,328,220	118,333,332	366,922,875	217,500,000
Authorized but Unreserved	17,767,118	-	106,172,463	75,833,332

Total Authorized	350,000,000	200,000,000	550,000,000	375,000,000

(1)	Represents 77,038,662 ordinary shares issued less 134,000 ordinary shares held as treasury shares.
(2)	Includes 11,357,712 ordinary shares reserved for issuance under the Company's employee stock option plans, 43,970,508 ordinary shares reserved for issuance under outstanding warrants to purchase ordinary shares and 167,916,668 ordinary shares reserved for issuance upon conversion of 167,916,668 preferred shares issued or issuable under existing warrants for preferred shares, and 32,083,332 ordinary shares reserved for issuance upon conversion of preferred shares issuable in connection with the exercise additional investment rights to purchase preferred shares.
(3)	Includes the authorization of an additional 200,000,000 ordinary shares, of which (a) 99,166,668 ordinary shares are reserved for issuance upon conversion of 99,166,668 preferred shares issuable in connection with the proposed New Options described in Proposal Five, (b) 12,427,987 ordinary shares are reserved under the Company's stock option plans as described in Proposal Nine, (c) 85,000,000 ordinary shares are reserved for issuance in the event of a closing of the Asset Purchase Transaction, and (d) 3,405,345 ordinary shares are authorized but unreserved.

(4)	Includes the authorization of 175,000,000 preferred shares, of which 100,000,000 shall be designated as Series A Preferred Shares and 75,000,000 shall be designated as Series B Preferred Shares, as set forth in Proposal Six.

        The New Options presented for approval in Proposal Five are contingent on the approval by shareholders of the increase in the number of authorized ordinary shares as set forth in this proposal and the increase in the number of authorized preferred shares as set forth in Proposal Six.

        The issuance of additional ordinary shares may adversely affect the market price of the ordinary shares and will result in dilution of the beneficial ownership interests and/or voting power of the Company’s existing ordinary shareholders.

        The increase in the number of ordinary shares authorized for issuance could, under certain circumstances, be construed as having an anti-takeover effect. For example, in the event a person seeks to effect a change in the composition of our Board of Directors or contemplates a tender offer or other transaction involving the combination of the Company with another company, it may be possible for the Company to impede the attempt by issuing additional ordinary shares, thereby diluting the voting power of the other outstanding shares and increasing the potential cost to acquire control of the Company. Ordinary shares could also be privately placed with purchasers who might side with the Board in opposing a hostile takeover bid. By potentially discouraging initiation of any such unsolicited takeover attempt, the Company’s increased authorized capital may limit the opportunity for its shareholders to dispose of their shares at the higher price generally available in takeover attempts or that may be available under a merger proposal. The proposed increase may also have the effect of permitting the Company’s current management, including its Board of Directors, to retain its position indefinitely and place it in a better position to resist changes that shareholders may wish to make if they are dissatisfied with the conduct of the Company’s business.

        The Company has no present intention to use the increased authorized ordinary shares for anti-takeover purposes and management has no current intent to propose anti-takeover measures in future proxy solicitations.

        The additional authorized ordinary shares would have rights identical to the Company’s ordinary shares currently outstanding. Approval of the proposed increase in the number of authorized ordinary shares and any issuance of ordinary shares would not affect the rights of existing holders of the Company’s ordinary shares, except for the effects incidental to increasing the outstanding number of ordinary shares, such as dilution of earnings per share, if any, and voting rights of existing holders of ordinary shares.

        If authorized, the additional ordinary shares may be issued with approval of the Board of Directors but without further approval of shareholders, unless shareholder approval is required by applicable law, rule or regulation. Under the Company’s Articles of Association, ordinary shareholders do not have preemptive rights with respect to future issuances of ordinary shares. Thus, should the Board of Directors elect to issue additional ordinary shares, the Company’s existing shareholders will not have any preferential rights to purchase such shares and such issuance could have a dilutive effect on the voting power and percentage ownership of these shareholders. The issuance of additional ordinary shares could also have a dilutive effect on our earnings per share, if any.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, and entitled to vote at the Annual Meeting is required for the approval of the increase in the number of authorized ordinary shares of the Company and to amend Article 5 of the Articles of Association and section 1(b) of the Memorandum of Association, accordingly.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS BELIEVES THAT THE RATIFICATION AND APPROVAL OF THE INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARES OF THE COMPANY IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE INCREASE IN THE NUMBER OF AUTHORIZED ORDINARY SHARES OF THE COMPANY AND TO AMEND ARTICLE 5 OF THE ARTICLES OF ASSOCIATION AND SECTION 1(b) OF THE MEMORANDUM OF ASSOCIATION ACCORDINGLY. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL FIVE

RATIFICATION AND APPROVAL OF NEW OPTIONS TO ACQUIRE THE
COMPANY’S PREFERRED SHARES AND WARRANTS FOR PREFERRED SHARES

INTRODUCTION

        The Company’s Board of Directors has approved and hereby submits for shareholder approval certain options under a series of addendum to the share purchase agreement dated April 4, 2006 and approved by the shareholders on August 9, 2006 (the “Purchase Agreement”) between the Company and the group of investors managed by Fortissimo Capital Fund GP LP (“Fortissimo GP”) – Fortissimo Capital Funds L.P., Fortissimo Capital Fund (Israel) L.P., and Fortissimo Captial Funds (Israel DP), L.P. (the “Fortissimo Entities”), along with a group of co-investors that includes Shem Basum Ltd., an entity controlled by Shai Beilis, who is one of the Company’s directors and a significant shareholder, Yehuda Zisapel, an individual who is an existing significant shareholder, and Michael Chill (collectively, the “Investors”). As described below, each addendum grants to the Fortissimo Entities new options for preferred shares and warrants for preferred shares in connection with additional investments contemplated under the Purchase Agreement (the “New Options”). The addendums were filed by the Company under Form 20-F with the SEC on June 28, 2007 and they appear on the SEC’s website at www.sec.gov.

The New Options, if approved, would strengthen the Fortissimo Entities’ existing control of the Company.

        The approval of the New Options in this proposal is contingent upon the approval by shareholders of the changes in capital structure set forth in Proposals Four and Six.

BACKGROUND

        Initial Investment. At the initial closing of the Purchase Agreement which took place on August 9, 2006 (the “Initial Closing”), the Investors made an initial investment of $1.5 million, consisting of $750,000 for the purchase of 25,000,000 Series A Preferred Shares at a purchase price of $0.03 per share, and $750,000 as a convertible loan convertible into Series A Preferred Shares at a conversion price of $0.03 per share. As part of the initial investment, the Investors also received warrants to purchase 18,750,000 Series B Preferred Shares at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance.

        Additional Investment Rights. Under the Purchase Agreement, the Investors also have the right, within 18 months after the Initial Closing, to invest up to an additional $2.25 million for the purchase of up to a total of 75,000,000 additional Series A Preferred Shares at a price of $0.03 per share, and to receive corresponding warrants to purchase up to a total of 56,250,000 additional Series B Preferred Shares, at an exercise price of $0.04 per share exercisable for a period of five years from date of issuance.

        Addendum to Purchase Agreement. In order to secure additional financing in the last quarter of 2006 and the first quarter of 2007, the Company requested the Fortissimo Entities to accelerate the exercise of their right to make additional investments under the Purchase Agreement. The Company and the Fortissimo Entities entered in a series of Addendums to the Purchase Agreement for the Fortissimo Entities’ additional investment and purchase as follows: the purchase on December 24, 2006 of 23,333,334 Series A Preferred Shares and 17,500,000 Series B Preferred Warrants for an investment of $700,000 (the “First Addendum”), the purchase on February 7, 2007 of 16,666,667 Series A Preferred Shares and 12,500,000 Series B Preferred Warrants for an investment of $500,000 (the “Second Addendum”), and the purchase on March 20, 2007 of 16,666,667 Series A Preferred Shares and 12,500,000 Series B Preferred Warrants for an investment of $500,000 (the “Third Addendum”).

        New Options. Pursuant to each of the First, Second and Third Addendums, respectively, and in consideration of the acceleration of the additional investment rights, the Company undertook to grant the Fortissimo Entities a new option (each a “New Option”) to acquire on the same terms and conditions the same number of shares and warrants as purchased under the respective Addendum. Each New Option is subject to RadView’s right, for a period of 12 months from the date of issuance of the New Option, to buy back any shares and warrants purchased under the Addendum by payment to Fortissimo of the purchase price paid for the shares under the Addendum plus interest at the annual rate of 8%. In each case, such repurchase would be conditioned on RadView having available surplus in compliance with the applicable provisions of the Israeli Companies Law. The grant of each New Option is subject to the approval of the Company’s shareholders.

ORDINARY SHARES ISSUABLE

        The maximum number of ordinary shares owned by the Fortissimo Entities as a result of the Purchase Agreement and convertible loan entered into at that time by the Company would be 150,729,167 ordinary shares, assuming:

—	the purchase of all available Series A Preferred Shares in the initial and additional investments;
—	the exercise of all available warrants to purchase Series B Preferred Shares;
—	the conversion of all convertible debt into Series A Preferred Shares under the convertible loan; and
—	the subsequent conversion of all such Series A Preferred Shares and Series B Preferred Shares into ordinary shares.

        Upon approval of the proposed New Options, there will be an incremental increase of 99,166,668 ordinary shares in the maximum number of ordinary shares potentially owned by the Fortissimo Entities, assuming:

        – the purchase of the maximum number of Series A Preferred Shares under each New Option;

        – the exercise of the maximum number of warrants to purchase Series B Preferred Shares under each New Option; and

        – the subsequent conversion of all such Series A Preferred Shares and Series B Preferred Shares into ordinary shares.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

        The Company is seeking shareholder approval of the New Options for the following reasons:

—	Condition to Closing. The Company is required to seek shareholder approval pursuant to the respective Addendums entered into in connection with the additional investments made by the Fortissimo Entities; and
—	Transaction with a Controlling Shareholder. The Fortissimo Entities, by virtue of their shareholdings in the Company and their affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt are controlling shareholders of the Company. Pursuant to the provisions of Section 278 of the Israeli Companies Law, shareholder approval is required for the grant of the New Options to them.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the New Options. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with Proposal Five. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Five (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Five, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his and her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

BOARD RECOMMENDATION

        In considering whether or not to authorize the New Options and recommend shareholder approval, the Board of Directors took into account a number of factors, including the potential negative effects of the New Options. Although the Board of Directors recognizes that there are negative effects associated with issuing additional preferred shares and warrants upon exercise of the New Options, including the further dilution of the Company’s exiting shareholders, the Board of Directors believes that the New Options presented a fair exchange for the acceleration of the investment rights by the Fortissimo Entities, given the Company’s requirements for capital. In anticipation of the need for accelerating the investment rights, the Board of Directors approved the terms of the New Options in November 2006, subject to the approval of the shareholders.

        THE COMPANY’S BOARD OF DIRECTORS BELIEVES THAT THE NEW OPTIONS ARE IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

        IN ADDITION, AS REQUIRED UNDER ISRAELI LAW, THE APPROVAL OF FIRST THE AUDIT COMMITTEE AND THEN THE BOARD OF DIRECTORS OF THE NEW OPTIONS TO THE FORTISSIMO ENTITIES MUST BE OBTAINED PRIOR TO THE VOTE BY THE COMPANY’S SHAREHOLDERS.

PROPOSAL SIX

RATIFICATION AND APPROVAL OF THE INCREASE IN THE NUMBER OF
AUTHORIZED PREFERRED SHARES OF THE COMPANY

BACKGROUND AND PROPOSAL

        The Company’s Board of Directors has approved a resolution to increase the number of authorized preferred shares of the Company as set forth below. The increase of preferred shares is necessary to make available sufficient preferred shares for the following purpose: Subject to shareholder approval of Proposal Five, the Company expects to reserve authorized and unissued preferred shares for issuance upon exercise of options to acquire preferred shares and warrants for preferred shares as described in Proposal Five, and to reserve ordinary shares for issuance upon conversion of the convertible preferred shares described in Proposal Five.

        The Company’s Board of Directors has approved the increase in the number of authorized preferred shares of the Company, as follows:

—	from 125,000,000 Series A Preferred Shares of nominal value NIS 0.01 to 225,000,000 Series A Preferred Shares of nominal value NIS 0.01; and
—	from 75,000,000 Series B Preferred Shares of nominal value NIS 0.01 to 150,000,000 Series B Preferred Shares of nominal value NIS 0.01.

        As described in Proposal Five, as part of the proposed New Options, the Company has granted options to purchase (i) up to 56,666,668 Series A Preferred Shares and (ii) warrants to purchase up to 42,500,000 Series B Preferred Shares. As a result and taking into account the additional investment rights still outstanding under the Purchase Agreement described in Proposal Five, upon the approval of Proposal Five, there will be approximately 75,000,000 preferred shares authorized but unreserved (approximately 43,300,000 Series A and 32,500,000 Series B). In addition, to the extent the option rights to purchase additional preferred shares or to exercise warrants, are not exercised before the expiration of such instruments, a portion of the preferred shares will remain unissued and become unreserved, and as a result may become available for alternate use by the Company in the future. Except for the reservation of preferred shares for the proposed New Options, the Company does not have any other plans, proposals or arrangements to issue additional preferred shares.

        The New Options presented for approval in Proposal Five are contingent on the approval by shareholders of the increase in the number of authorized ordinary shares as set forth in Proposal Four and the increase in the number of authorized preferred shares as set forth in this proposal. An unfavorable vote on either Proposal Four or Six would result in the Company having insufficient authorized capital shares required to issue the New Options.

        The increase in the number of authorized preferred shares could, under certain circumstances, be construed as having an anti-takeover effect, similar to those described in Proposal Four. The Company has no present intention to use the authorized preferred shares for anti-takeover purposes and management has no current intent to propose anti-takeover measures in future proxy solicitations.

RIGHTS AND PREFERENCES OF PREFERRED SHARES

        Preferred shares are be convertible, at the discretion of the holder, in the ratio of one ordinary share for one preferred share, subject to anti-dilution adjustments, as described below. Preferred shares are not redeemable and do not require mandatory dividends.

        In addition to the rights granted to ordinary shareholders, preferred shareholders are entitled to such rights as are specified in the Company’s Articles of Association as amended, as summarized below:

—	vote on an as-converted basis with ordinary shares on all matters presented at a general meeting of shareholders;
—	nominate a majority of the members of the board of directors, including the chairman of the board;
—	receive a priority preference upon liquidation or deemed liquidation;
—	receive anti-dilution adjustments to the conversion ratio of the preferred shares upon issuances of securities by the Company at a price below the original issue price of the preferred shares; and
—	receive a preemptive right to participate in subsequent equity financings of the Company.

        In addition, so long as any of the preferred shares are outstanding and preferred shareholders hold at least 20% of the issued and outstanding shares of the Company, on an as-converted basis, or there remains outstanding 50% of the convertible loan entered into by the Investors in the August 2006 financing (described more fully in Proposal Five), the Company will not effect any of the following actions without the consent of a majority of the preferred shareholders:

—	amend the Articles of Association or change the Company's share capital;
—	alter the rights, preferences or privileges of the preferred shares;
—	declare or pay any dividends or make any distributions on any of the Company's shares, other than on the preferred shares;
—	redeem any of the Company’s shares ranking junior or equal to the preferred shares, except for repurchases of shares under the Company’s stock option plans and redemption of preferred shares;
—	authorize or issue any shares having rights and/or preferences senior to or equal with the preferred shares with respect to voting, dividends redemption or liquidation;
—	a sale of the Company by sale of all or substantially all of the Company’s issued and outstanding shares, merger, consolidation sale of assets or otherwise;

—	sale or transfer of all or a material part of the Company's intellectual property assets; or
—	voluntary dissolution or cessation of operations of the Company.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, and entitled to vote at the Annual Meeting is required for the approval of the increase in the number of authorized preferred shares and to amend Article 5 of the Articles of Association and section 1(b) of the Memorandum of Association, accordingly.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS BELIEVES THAT THE RATIFICATION AND APPROVAL OF THE INCREASE IN THE NUMBER OF AUTHORIZEDPREFERRED SHARES IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE THE INCREASE IN THE NUMBER OF AUTHORIZED PREFERRED SHARES AND TO AMEND ARTICLE 5 OF THE ARTICLES OF ASSOCIATION AND SECTION 1(b) OF THE MEMORANDUM OF ASSOCIATION ACCORDINGLY. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL SEVEN

RATIFICATION AND APPROVAL OF THE SUBLEASE TO FORTISSIMO GP

        The Company’s Board of Directors has approved a resolution to enter into a prime lease for the sublease to Fortissimo GP of office space in the building in which the Company’s facilities are located (the “Sublease”). The lease and Sublease is for approximately 5,382 square feet and 10 parking spaces at a monthly rental of approximately $5,395 (the “Additional Premises”). The lease and Sublease term for the Additional Premises is three (3) years with an option to renew for an additional three (3) years. Subject to shareholder approval, the Company will enter into the Sublease with Fortissimo GP for the entire term (including the option renewal period, if requested by Fortissimo GP), in exchange for the full back-to-back undertaking of Fortissimo GP with respect to all obligations under the lease, including all rental and associated charges. In addition, Fortissimo GP will vacate the premises upon request of the Company, at no cost to the Company, in the event the Company requires that space for future expansion.

        The Board of Directors has considered the proposed Sublease and believes that it offers the Company the opportunity to expand its facilities as and when needed to accommodate the Company’s potential growth into new markets with new technologies developed in house or through acquisition.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

        The Company is seeking shareholder approval of the Sublease because it may be deemed a transaction with a controlling shareholder. Fortissimo GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt, is deemed a controlling shareholders of the Company. Pursuant to the provisions of Section 278 of the Israeli Companies Law, shareholder approval is required for the sublease to it.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the Sublease. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with Proposal Seven. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Seven (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Seven, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his and her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

BOARD RECOMMENDATION

        In considering whether or not to authorize the Sublease and recommend shareholder approval, the Board of Directors took into account a number of factors, including the full back to back undertakings of Fortissimo GP and the potential for expansion into additional space for the Company as and when the need may arise.

        THE COMPANY’S BOARD OF DIRECTORS BELIEVES THAT THE SUBLEASE IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

        IN ADDITION, AS REQUIRED UNDER ISRAELI LAW, THE APPROVAL OF FIRST THE AUDIT COMMITTEE AND THEN THE BOARD OF DIRECTORS OF THE SUBLEASE MUST BE OBTAINED PRIOR TO THE VOTE BY THE COMPANY’S SHAREHOLDERS.

PROPOSAL EIGHT

RATIFICATION AND APPROVAL OF THE AMENDMENT TO THE MANAGEMENT
SERVICES AGREMEMENT WITH FORTISSIMO GP

        The Company’s Board of Directors has approved a resolution to amend the Management Services Agreement which was entered into with Fortissimo GP in August 2006 upon the closing of the investment by the Fortissimo Entities and purchase of preferred shares and warrants for preferred shares under the Purchase Agreement described in Proposal Five.  The proposed amendment will be effective only upon the closing of the Asset Purchase Transaction currently in negotiations as described above (updates as to the status of the asset purchase transaction to be provided by way of filings on Form 6-K).

        Pursuant to the existing Management Services Agreement, Fortissimo GP, through its employees, officers and directors, provides management services and advice and assistance to the Company’s management concerning the Company’s affairs and business. In consideration of the performance of the management services and the services of its affiliates as designees to the Board of Directors, the Company had agreed to pay to Fortissimo GP (i) an annual management fee of $50,000, payable in quarterly installments (the “Fixed Fee”); and (ii) an additional management fee payment of $70,000 (the “Additional Fee”) payable at the end of the fiscal year, in the event that the Company is profitable in such fiscal year, and provided however, that any payment of such additional management fees shall be payable only out of profits of the Company of such fiscal year. The Management Services Agreement was approved by the shareholders at the shareholders meeting in August 2006.

        The proposed amendment will alter the management fee payable by the Company to provide: if, in a year in which Fortissimo GP is entitled to the Additional Fee, the Company’s revenues exceed $12,000,000, then Fortissimo GP shall be entitled to receive 0.5% of the Company’s revenues plus 3% of the Company’s net profit in such year instead of the Fixed Fee and the Additional Fee. The management fee will be payable in quarterly installments, with any difference due to Fortissimo GP based on annual revenues payable within thirty (30) days from the end of the fiscal year. The aforementioned amendment shall be effective for the three (3) years starting from 2008 through 2010.

        The Board of Directors has considered the proposed amendment to the Management Services Agreement in light of the increased scope of the services that are expected to be provided by Fortissimo GP following the closing of the Asset Purchase Transaction. The Board of Directors believes that the new fee structure presents fair and adequate compensation to Fortissimo GP for its efforts on behalf of the Company.

SHAREHOLDER APPROVAL

Reasons for Shareholder Approval

        The Company is seeking shareholder approval of the amendment to the Management Services Agreement because it may be deemed a transaction with a controlling shareholder. Fortissimo GP, by virtue of its management of the Fortissimo Entities (themselves controlling shareholders) and its affiliation with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt, is deemed a controlling shareholders of the Company. Pursuant to the provisions of Section 278 of the Israeli Companies Law, shareholder approval is required for the management fee arrangement.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the amendment. Furthermore, under the Israeli Companies Law, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with Proposal Seven. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Eight (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Eight, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his and her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

BOARD RECOMMENDATION

        In considering whether or not to authorize the amendment to the Management Services Agreement and recommend shareholder approval, the Board of Directors took into account a number of factors, including the increased level of activity to be performed in the rendering of management services and advice and assistance to the Company’s management concerning the Company’s affairs and business following the closing, if any, of the Asset Purchase Transaction.

        THE COMPANY’S BOARD OF DIRECTORS BELIEVES THAT THE AMENDMENT TO THE MANAGEMENT SERVICES AGREEMENT IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

        IN ADDITION, AS REQUIRED UNDER ISRAELI LAW, THE APPROVAL OF FIRST THE AUDIT COMMITTEE AND THEN THE BOARD OF DIRECTORS OF THE AMENDMENT TO THE MANAGEMENT SERVICES AGREEMENT MUST BE OBTAINED PRIOR TO THE VOTE BY THE COMPANY’S SHAREHOLDERS.

PROPOSAL NINE

RATIFICATION AND APPROVAL OF THE INCREASE IN THE
NUMBER OF SHARES AVAILABLE FOR ISSUANCE
UNDER THE COMPANY’S KEY EMPLOYEE SHARE INCENTIVE PLAN

BACKGROUND AND PROPOSAL

        The Key Employee Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the Key Employee Share Incentive Plan (1996) (the “Key Employee Plan”) in 1996 and amended the plan in 2002. The Company had previously reserved for issuance an aggregate of 8,786,622 ordinary shares under the Key Employee Plan; as of August 1, 2007, the Company had granted options for a total of 12,762,867 ordinary shares, of which 4,819,306 had been terminated or expired (and thus became available for future grant) and 971,363 had been exercised. As a result, 843,061 ordinary shares are available for future grant as of August 1, 2007.

        The United States Share Incentive Plan. The Board of Directors and the Company’s shareholders approved the United States Share Incentive Plan (the “US Plan”) in 2000 and amended the US Plan in 2002. The Company had previously reserved for issuance an aggregate of 3,950,000 ordinary shares under the US Plan. As of August 1, 2007, the Company had granted options to purchase a total of 5,113,855 ordinary shares, of which 3,618,889 had been terminated or expired (and thus became available for future grant) and 407,547 had been exercised. As a result, 2,455,034 ordinary shares are available for future grant as of August 1, 2007.

        In order to satisfy the current plan for option grants and provide a reserve for future grants, the Board of Directors deems it advisable to amend the Key Employee Plan to increase the number of shares authorized under the plan as follows: (i) to increase the Key Employee Plan by 12,427,987 ordinary shares so that the total number of shares authorized under the Key Employee Plan and the US Plan is equal to 15% of the issued and outstanding shares of the Company (including preferred shares on an as converted basis), and, (ii) if as a result of future dilutive issuances of shares of the Company, the total number of shares reserved under the Key Employee Plan and US Plan in the aggregate falls below 10% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis), to authorize the Board of Directors to further increase the number of shares available under the Key Employee Plan to equal 10% of the then issued and outstanding shares of the Company (including preferred shares on an as converted basis) without the need for further shareholder approval.

        This amendment is being submitted for shareholder approval at the Annual Meeting. The Board of Directors believes that the increase is advisable to give the Company the flexibility needed to attract, retain and motivate employees, directors and consultants.

        There are no stock option grants previously made under the Key Employee Plan or US Plan to any individuals that are contingent upon the approval by the shareholders of the increase in the number of shares reserved under the Key Employee Plan, other than options to Yochai Hacohen as part of his executive compensation package which is being submitted to the shareholders for approval as described in Proposal Three.

Material Features of the Key Employee Plan

        The purpose of the Key Employee Plan is to attract, retain and motivate employees, directors and consultants through the issuance of stock options and to encourage ownership of ordinary shares by employees, directors and consultants of the Company. The Key Employee Plan is administered by the Compensation Committee, which has the authority to submit recommendations to the Board of Directors as to the issuance of options under the plans. Under the Israeli Companies Law, the authority to issue options vests exclusively with the Board of Directors. Subject to the provisions of the Key Employee Plan, the Compensation Committee determines the persons to whom options will be granted, the number of shares to be covered by each option and the terms and conditions upon which an option may be granted, and has the authority to administer the provisions of the Key Employee Plan. All employees, directors and consultants of the Company and its affiliates are eligible to participate in the Key Employee Plan. Approximately 43 individuals are eligible to participate in this plan.

        Options granted under the Key Employee Plan may be either (i) options intended to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 and the rules promulgated thereunder, or (ii) stock options not designed to so benefit.

        Stock options granted under the Key Employee Plan may not be granted at a price less than the nominal value of the ordinary shares on the date of grant. If any option award, or any part thereof, under the Key Employee Plan has not been exercised and the shares covered thereby not paid for within sixty-two (62) months after the date of grant (or any other period set forth in the instrument granting such option award), such option award, or such part thereof, and the right to acquire such shares, shall terminate. An option granted under the Key Employee Plan is exercisable, during the optionholder’s lifetime, only by the optionholder and is not transferable by him or her except by will or by the laws of descent and distribution.

        After the termination of the optionholder’s employment with the Company, or cessation of status as a director or consultant of the Company (other than by reason of death, disability or termination for cause as defined in the Key Employee Plan), all rights in respect of options held at the date of termination shall terminate within two weeks after the termination or cessation of status. In the event of the optionholder’s death, stock options held by the estate of the employee generally may be exercised, to the extent exercisable on the date of death, by the optionholder’s survivors at any time prior to the earlier of the option’s specified expiration date or three months from the date of the optionholder’s death. If an optionholder is unable to continue to be employed by the Company or to provide services to the Company, by reason of his becoming incapacitated while in the employ or service of the Company as a result of an accident or illness or other cause which is approved by the Committee, such optionholder shall continue to enjoy rights under the Key Employee Plan on such terms and conditions as the Committee in its discretion may determine. Generally, in the event of the optionholder’s termination for cause, all outstanding and unexercised options are forfeited.

        If the ordinary shares shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any ordinary shares as a dividend on its outstanding ordinary shares, the number of ordinary shares deliverable upon the exercise of an option granted under the Key Employee Plan shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend. If the Company is to be consolidated with or acquired by another entity in a merger, sale of all or substantially all of the Company’s assets or otherwise, an optionholder, upon exercising an option under the Key Employee Plan, shall be entitled to receive for the purchase price paid upon such exercise the securities he or she would have received if he or she had exercised such option prior to such action.

        The Key Employee Plan may be amended by the Board of Directors. Each grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

Israeli Tax Considerations

        Under the provisions of Section 102 of the Israeli Income Tax Ordinance, an Israeli employee issued options to purchase shares in the Company under a qualifying share incentive plan will not incur a tax liability at the time the options are issued or exercised, such tax being deferred until the sale of the shares purchased pursuant to the options. Section 102 generally requires that a trustee hold the options for a minimum of two years, in order for the tax benefit to apply.

        Upon sale of the shares purchased with the options, the employee will be liable for tax at a rate of up to 50%, depending on the employee’s marginal tax rate, for the net gain in value of the shares between the value on the date of grant and their value on the date of sale. The trustee is required to withhold 30% of the total consideration received from such a sale. The Company will withhold any remaining tax payable by the employee, according to the employee’s actual tax rate.

        In the event that Section 102 is not applicable to the options, the taxation of the optionee will be governed by Section 3(i) of the Israeli Income Tax Ordinance. Under this section, there is no deferral of tax until the sale of shares, and exercise of the options constitutes a taxable event. Upon the exercise of the options, tax will be paid on the difference between the exercise price and the fair market value on the exercise date. In addition, upon the sale of the shares received pursuant to the exercise of the options tax will be paid on the difference between the fair market value of the shares on the date the shares were purchased and the price at which they were sold.

        Under Section 3(i), the tax paid on the exercise date will be ordinary income tax. The type of tax paid upon the ultimate sale of the shares, however, will be capital gains tax.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the approval of the increase in the number of shares available for issuance under the Company’s Key Employee Share Incentive Plan as described herein.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS BELIEVES THAT THE INCREASE IN THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE COMPANY’S KEY EMPLOYEE SHARE INCENTIVE PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL TEN

RATIFICATION OF AMENDMENT TO INDEMNIFICATION AGREEMENTS OF
DIRECTORS AND OFFICERS

        In February 2007, the Audit Committee and the Board of Directors approved an amendment to the indemnification agreements that had been entered into with the Company’s directors and officers, as approved by the shareholders in August 2006. Each indemnification agreement (and the form thereof) currently provides that the agreement will automatically terminate as to the officer or director five years after the conclusion of service as such officer or director. In view of the extended period during which some claims may be brought against officers and directors and in order to attract and retain qualified persons for such positions, the Board of Directors considered it advisable to extend the period for automatic termination by two years, to seven years, applicable to directors and officers who served or are serving in 2007 and those appointed in the future.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification and approval of the amendment to the indemnification agreements. In addition, due to the fact that the indemnification agreements provide coverage also to directors nominated by the Fortissimo Entities, who are controlling shareholders affiliated with two of the Company’s directors, Mr. Yochai Hacohen and Eli Blatt, the amendment to the Indemnification Agreements may be deemed a transaction in which a controlling shareholder has an interest. As such, the approval of such proposal requires that either: (i) such majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. The Fortissimo Entities are shareholders with a Personal Interest in connection with Proposal Ten. Shareholders are requested to notify us whether or not they have “Personal Interest” in connection with Proposal Seven (please see the definition of the term “Personal Interest” below). If any shareholder casting a vote in connection hereto does not notify us that he/she/it has a Personal Interest with respect to Proposal Ten, their vote with respect to such proposal will be disqualified. For this purpose, “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his and her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or any body corporate.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS BELIEVES THAT THE AMENDMENT TO THE INDEMNIFICATION AGREEMENT TO EXTEND THE PERIOD PRIOR TO AUTOMATIC TERMINATION IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL ELEVEN

RATIFICATION OF THE SELECTION OF KOST FORER GABBAY & KASIERER,
A MEMBER OF ERNST & YOUNG GLOBAL, AS INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2007

BACKGROUND AND PROPOSAL

        The Company’s consolidated financial statements at December 31, 2006 have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The Company’s audit committee has recommended that Kost Forer Gabbay & Kasierer continue to serve as the Company’s independent auditors for the fiscal year ending December 31, 2007. The Board of Directors proposes that the shareholders approve and ratify this appointment. Representatives of Kost Forer Gabbay & Kasierer are expected to be present at the Annual Meeting to respond to appropriate questions and will be given the opportunity to make a statement should they desire to do so.

        The following table presents the aggregate fees for professional audit services and other services rendered by the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in 2005 and 2006.

	Year Ended December 31,
	2005	2006

Audit Fees	$60,000	$55,000
Audit Related Fees	3,000	-
Tax Fees	5,000	5,000
All Other Fees	7,100	2,000

	$75,100	$62,000

Audit Fees

        Audit Fees consist of fees billed for the annual audit of the Company’s annual consolidated financial statements included in the Company’s Annual Report on Form 20-F and the quarterly reviews of the Company’s quarterly consolidated financial statements filed by the Company under Form 6-K.

Audit Related Fees

        Audit Related Fees include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the review of documents filed with the SEC.

Tax Fees

        Tax Fees include fees billed for tax compliance services, including the preparation of tax returns and claims for refund and tax consultations.

All Other Fees

        All Other Fees include fees billed for assistance with tax examinations by Israeli income tax authorities.

Pre-Approval Policy

        The Audit Committee is required to approve in advance any audit or permissible non-audit services performed by the Company’s independent auditors, the fees to be paid for those services and the time period over which those services are to be provided. On an annual basis, the independent auditors present a listing of all services they expect to perform for the Company in the ensuing one-year period, including fee estimates, in sufficient detail to enable the Audit Committee to perform an independence review of each proposed service. The pre-approval policies and procedures established by the Audit Committee require that the Audit Committee meet with the independent auditor and financial management prior to the audit to review planning and staffing, the scope of the proposed audit for the current year, the audit procedures to be utilized, and the proposed fees. With respect to any additional services proposed to be performed by the independent auditors during the year, management will evaluate the impact on the independent accountant’s independence and obtain Audit Committee approval for such service. During 2005 and 2006, 100% of the audit, audit-related and tax fees were pre-approved by the Audit Committee.

VOTE REQUIRED

        The affirmative vote of the holders of a majority of the ordinary shares present, or represented, entitled to vote and voting thereon at the Annual Meeting is required for the ratification of the selection of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, as independent auditors for the year ending December 31, 2007.

BOARD RECOMMENDATION

        THE BOARD OF DIRECTORS BELIEVES THAT THE RATIFICATION OF THE SELECTION OF KOST FORER GABBAY & KASIERER AS INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2007 IS IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE “FOR” THIS PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR THEREOF UNLESS A SHAREHOLDER HAS INDICATED OTHERWISE ON THE PROXY.

PROPOSAL TWELVE

RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

        At the Meeting, the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2006, a copy of which was filed with the Company’s Annual Report on Form 20-F with the SEC on June 28, 2007.

EXPENSES OF SOLICITATION

        The cost of soliciting proxies, including expenses in connection with preparing and mailing this Proxy Statement, will be borne by the Company. Proxies may be solicited by Directors, officers or regular employees of the Company by mail, electronic mail, by telephone, in person or otherwise. No such person will receive additional compensation for such solicitation. In addition, the Company will request banks, brokers and other custodians, nominees and fiduciaries to forward proxy material to the beneficial owners of ordinary shares and to obtain voting instructions from such beneficial owners. The Company will reimburse such firms for their reasonable expenses in forwarding proxy materials and obtaining voting instructions.

SHAREHOLDERS PROPOSALS

        Any shareholder of the Company who intends to present a proposal at the shareholders meeting must satisfy the requirements of the Israeli Companies Law in order to have a proposal presented at the shareholders meeting. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

ADDITIONAL INFORMATION

        We are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) applicable to “Foreign Private Issuers,” as such term is defined under the rules promulgated under the Exchange Act, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington DC 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov. As a Foreign Private Issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement does not signify that we are subject to, or have chosen to comply with, the Exchange Act rules relating to the furnishing or content of proxy statements.

        Copies of the Company’s 2006 annual report on Form 20-F and the financial statements and financial information appearing in such annual report are not part of the proxy solicitation materials but may be obtained without charge at www.radview.com.

OTHER MATTERS

        The Annual Meeting is called for the purposes set forth in the notice. The Board of Directors does not know of any matter for action by the shareholders at the Annual Meeting other than the matters described in the notice. However, the enclosed proxy confers discretionary authority on the persons named therein with respect to matters which are not known to the Directors at the date of printing hereof and which may properly come before the Annual Meeting. It is the intention of the persons named in the proxy to vote in accordance with their best judgment on any such matter.

        Whether or not you intend to be present at the Annual Meeting, you are urged to fill out, sign, date and return the enclosed proxy at your earliest convenience.

        Receipt of Future Proxy Material Electronically. Receiving shareholder material electronically reduces mailing and printing costs and is better for the environment. Would you like to receive future proxy materials electronically? If so, go to http://www.computershare.com/us/ecomms and follow the instructions provided.